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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------
                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                 --------------
                       Sensormatic Electronics Corporation
                            (Name of Subject Company)

                       Sensormatic Electronics Corporation
                      (Name of Person(s) Filing Statement)

                                 --------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    817265101
                      (CUSIP Number of Class of Securities)

                                 --------------
                             Walter A. Engdahl, Esq.
             Corporate Vice President, General Counsel and Secretary
                       Sensormatic Electronics Corporation
                                 951 Yamato Road
                         Boca Raton, Florida 33431-0700
                                (561) 989-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                 --------------
                                 With copies to:

       Victor I. Lewkow, Esq.                     Jerome M. LeWine, Esq.
 Cleary, Gottlieb, Steen & Hamilton             Salans Hertzfeld Heilbronn
    Citigroup Center, 38th floor                     Christy & Viener
        153 East 53rd Street                         620 Fifth Avenue
       New York, NY 10022-4611                      New York, NY 10020
           (212) 572-5353                             (212) 632-5500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 4 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on August 23, 2001, as amended by Amendment No. 1 filed with the SEC on September 4, 2001, by Amendment No. 2 filed with the SEC on September 13, 2001 and by Amendment No. 3 filed with the SEC on September 26, 2001, by Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relating to the offer by Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share, for a fraction of a share of common stock, par value $0.20 per share, of Tyco upon the terms and subject to the conditions set forth in the Offer. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information.

         On October 11, 2001, the Company disseminated a press release, a copy of which is attached and is incorporated by reference as Exhibit (a)(5)(i) hereto.

         On October 11, 2001, the Company reconstituted its board of directors pursuant to the Merger Agreement. All previous members of the Sensormatic board of directors resigned, with the exception of Ronald G. Assaf and John T. Ray, Jr. In addition, the following designees of Tyco were appointed to the Sensormatic board of directors: L. Dennis Kozlowski, Mark H. Swartz, Mark A. Belnick, Jerry R. Boggess, Jeffrey D. Mattfolk, M. Brian Moroze and Michael Robinson.

Item 9.  Exhibits

Exhibit(a)(5)(i) Joint Press Release of Tyco International Ltd. and Sensormatic
                 Electronics Corporation, issued on October 11, 2001.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Sensormatic Electronics Corporation




                                             By:    /s/ GREGORY C. THOMPSON
                                                    ----------------------------
                                             Name:  Gregory C. Thompson
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

Dated: October 11, 2001






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